

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces First Quarter 2003 Results

	Q1 2003	Q4 2002	Q1 2002
Total Revenues	$30.5 mil	$48.3 mil	$43.1 mil
Net Income (Loss)	($10.3) mil	$3.2 mil	$7.4 mil
Earnings (Loss) Per Share (Diluted)	($0.28)	$0.09	$0.20
Cash, Cash Equivalents & Short-Term Investments	$51.9 mil	$57.3 mil	$64.9 mil
Total DS-0 Equivalent Lines in Service	337,294	327,021	257,606
Minutes of Use	9.4 bil	8.5 bil	7.7 bil

Stockton, CA - April 30, 2003 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of integrated communications services to service providers (SPs) and small and medium-sized enterprises (SMEs) in the western U.S., today announced its results for the first quarter ended March 31, 2003.

Wally Griffin, Pac-West's Chairman and CEO, said, "Our first quarter results reflect the volatile and challenging environment that we face in our industry. This quarterly volatility is exactly why we need to manage our business with a long-term view. The slow down in economic growth coupled with pricing pressures created by surplus telecommunications capacity, distressed players in our industry, and regulatory uncertainty are validating our conservative strategy to operate more efficiently and effectively than ever before. Against these forces, I am pleased to report that we have been able to achieve line and usage growth in the first quarter of 2003."

Griffins continues, "We believe that we will see more stable pricing for our services in the near future and expect added pricing clarity in new interconnection agreements with our two largest carrier partners, SBC Communications, Inc. and Verizon Communications, Inc., which will be voted on by the CPUC shortly. Given our interest obligations on our Senior Notes and our depreciation expenses, at this time we do not anticipate a return to positive net income anytime soon. Last year's Net Income was driven by reciprocal compensation dispute settlements and gains on retirement of our debt. We are optimistic that a continued focus on efficiency improvement, prudent cash management, and pricing stability for our services will position us for continued line and usage growth and market share gains."

Hank Carabelli, Pac-West's current President and successor to the CEO position in July of this year, said, "Compared to the same quarter a year ago, we have grown the number of lines in service and minutes of use by 31% and 22% respectively, while introducing unprecedented levels of Five-Star Customer Service to our customers. We will continue to endeavor to find ways to become an even better company, and we believe that our customers will continue to benefit from these improvements."

Revenues

Pac-West's total revenues for the first quarter 2003 were $30.5 million, a 37% decrease from revenues of $48.3 million in the fourth quarter of 2002, and a 29% decrease from revenues of $43.1 million in the first quarter of 2002.

Revenues for the fourth quarter of 2002 were inclusive of the receipt of a settlement of $15.8 million from SBC Communications, Inc. for revenues withheld from previous periods. Excluding this settlement, Pac-West's total revenues for the first quarter 2003 decreased 6% from fourth quarter 2002 revenues primarily due to reductions in reciprocal compensation received, while core business revenues remained relatively flat quarter-over-quarter.

Similarly, revenues for the first quarter of 2002 were inclusive of the receipt of a $4.8 million settlement from Verizon Communications, Inc. for revenues withheld from previous periods. Excluding this settlement, Pac-West's total revenues for the first quarter 2003 represented a 20% decrease over first quarter 2002 revenues driven primarily by reductions in reciprocal compensation received, which was partially offset by growth in our core business on a year-over-year basis.

Expenses

Cost of sales were $10.7 million in the first quarter of 2003, a decrease of 19% from $13.3 million in the fourth quarter of 2002, and a decrease of 22% from $13.8 million in the first quarter of 2002. Cost of sales improvements were the result of progress in ongoing negotiations with some of the Company's carriers, and are not indicative of future expense levels.

SG&A expenses were $14.9 million in the first quarter of 2003, an increase of 7% from $13.9 million in the fourth quarter of 2002, and a 4% increase from $14.3 million in the first quarter of 2002. SG&A expense increases were due primarily to higher insurance premiums and increased maintenance expenses associated with network expansion in 2002 to meet customer demand.

Net Income (Loss)

Net loss for the first quarter of 2003 was ($10.3) million, compared to net income of $3.2 million for the fourth quarter of 2003, and net income of $7.4 million for the first quarter of 2002.

During the quarter ended March 31, 2003, the Company re-evaluated the estimated useful lives of certain of its property, plant and equipment. As a result of its evaluation, certain estimated useful lives of asset categories within property, plant, and equipment were adjusted. This adjustment resulted in a write-off during the quarter of approximately $2.5 million pertaining to some of the Company's older equipment, which had remaining asset lives in excess of the new estimated useful lives. Additionally, a depreciation charge of approximately $1.6 million over prior quarters was recorded due to the prospective change in ongoing depreciation expense related to the change in the estimated useful lives.

Net income for the fourth quarter of 2002 was inclusive of the $15.8 million settlement from SBC Communications, Inc. Additionally, a gain of $7.1 million was recorded in the fourth quarter of 2002 as a result of the retirement of $11.4 of Senior Notes.

Similarly, net income for the first quarter of 2002 was inclusive of the $4.8 million settlement from Verizon Communications, Inc. Additionally, a gain of $11.9 million was recorded in the first quarter of 2002 as a result of the retirement of $21.0 million of Senior Notes.

Diluted net income (loss) per share (EPS) for the first quarter of 2003 was ($0.28), as compared to $0.09 in the fourth quarter of 2002, and $0.20 in the first quarter of 2002.

EBITDA

EBITDA (earnings before interest, net, income taxes, depreciation and amortization) for the first quarter of 2003 was $4.9 million, a 75% decrease from EBITDA of $19.3 million for the fourth quarter of 2002, and an 82% decrease from $26.9 million in the first quarter of 2002. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe it is a common measure used by analysts and investors in comparing the Company's results with those of our competitors as well as a means to evaluate our capacity to meet our service obligations. The Company uses EBITDA as an internal measurement tool and has included EBITDA performance goals in its 2003 compensation package. Accordingly, we are including EBITDA in our discussion of financial performance, as we believe that its presentation provides useful and relevant information.

EBITDA for the fourth quarter of 2002 was inclusive of the previously discussed $15.8 million settlement from SBC Communications, Inc. as well as a gain of $7.1 million as a result of the retirement of $11.4 million of Senior Notes.

Similarly, EBITDA for the first quarter of 2002 was inclusive of the previously discussed $4.8 million settlement from Verizon Communications, Inc. as well as a gain of $11.9 million as a result of the retirement of $21.0 million of Senior Notes.

The reconciliation of EBITDA to net income (loss) for the periods presented is as follows:

	Q1 2003	Q4 2002	Q1 2002
EBITDA	$4.9 mil	$19.3 mil	$26.9 mil
Interest expense, net	3.0 mil	3.4 mil	4.7 mil
Benefit (provision) for income taxes	(1.9) mil	1.5 mil	4.9 mil
Depreciation and amortization	14.1 mil	11.2 mil	9.9 mil
Net income (loss)	$(10.3) mil	$3.2 mil	$7.4 mil

Liquidity

As of March 31, 2003, the company had cash and short-term investments totaling $51.9 million, a decrease of $5.4 million from $57.3 million in cash at the end of the fourth quarter of 2002.

The Company's uses of cash during the quarter included $6.5 million of interest paid on Senior Notes, $2.0 million in capital lease payments, and $1.8 million in capital expenditures.

Lines in Service and Minutes of Use

SME on-network DS-0 equivalent lines were 58,889 in the first quarter of 2003, an 8% sequential increase from 54,385 lines at the end of the fourth quarter of 2002, and a 35% year-over-year increase from 43,461 lines at the end of the first quarter of 2002.

SP DS-0 equivalent lines were 278,405 in the first quarter of 2003, a 2% sequential increase from 272,636 lines at the end of the fourth quarter of 2002, and a 30% year-over-year increase from 214,145 lines at the end of the first quarter of 2002.

Total DS-0 equivalent lines in service, which include SP and on-network SME DS-0 line equivalents, were 337,294 in the first quarter of 2003, a 3% increase sequentially from 327,021 lines at the end of the fourth quarter of 2002, and a 31% year-over-year increase from 257,606 lines at the end of the first quarter of 2002.

Total minutes of use were 9.4 billion in the first quarter of 2003, an 11% increase from 8.5 billion minutes in the fourth quarter of 2002, and a 22% increase from 7.7 billion minutes for the first quarter of 2002.

Investor Call

Management is holding an investor conference call on Thursday, May 1, 2003 at 8:30 a.m. PST/11:30 a.m. EST to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on the Company's website at www.pacwest.com/investor. A replay will be available through May 8, 2003 by dialing 1-800-642-1687 or 706-645-9291 (ID# 9855623), or on the Company's website.

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on the Company's website at www.pacwest.com/investor/supplemental. The Company's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 100 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes indenture; competition from the ILECs and other competitors and potential competitors, including those competitors with lower cost structures.

<FINANCIAL TABLE FOLLOWS>

Pac-West Telecomm, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS:

(\$ in 000s except share and per share amounts)

	Quarter Ended Mar. 31 (unaudited)	
	2003	2002
Revenues	\$ 30,515	\$ 43,092
Costs and expenses		
Cost of sales	10,698	13,760
Selling, general and administrative	14,922	14,333
Depreciation and amortization	14,148	9,960
Total operating expenses	39,768	38,053
Income (loss) from operations	(9,253)	5,039
Interest expense, net	2,990	4,674
Gain on repurchase of bonds	---	11,942
Other loss	(9)	---
Income (loss) before provision (benefit) for income taxes	(12,252)	12,307
Provision (benefit) for income taxes	(1,928)	4,923
Net income (loss)	\$ (10, 324)	\$ 7,384
Basic weighted average number of shares outstanding	36,449,326	36,148,487
Diluted weighted average number of shares outstanding	36,449,326	36,205,308
Basic and diluted net income (loss) per share	\$(0.28)	\$ 0.20

CONDENSED CONSOLIDATED BALANCE SHEETS:

(\$ in 000s)

	As of Mar. 31, 2003 (unaudited)	As of Dec. 31, 2002
Cash, cash equivalents and short-term investments	\$ 51,884	\$ 57,259
Other current assets	21,470	21,497
Total current assets	73,354	78,756
Property and equipment, net	148,127	160,768
Deferred financing costs, net	2,164	2,254
Other assets, net	1,248	1,238
Total assets	\$ 224,893	\$ 243,016
Accounts payable and accrued liabilities	\$ 24,174	\$ 28,486
Other current liabilities	20,039	19,579
Total current liabilities	44,213	48,065
Long-term debt	95,172	95,132
Capital lease payable	346	2,311
Deferred revenue	517	527
Deferred income taxes	7,806	9,745
Total liabilities	148,054	155,780
Stockholders' equity	76,839	87,236
Total liabilities and stockholders' equity	\$ 224,893	\$ 243,016